Northeast Utilities					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings, as defined:
Net income from continuing operations
before cumulative effect of accounting change	$394,107	$335,592	$266,387	$251,455	$138,495
Income tax expense/(benefit)	210,409	179,947	105,661	109,420	(76,326)
Equity in earnings of regional nuclear
generating and transmission companies	(1,429)	(1,762)	(1,637)	(3,983)	(334)
Dividends received from regional equity investees	1,488	3,794	1,017	4,542	2,145
Fixed charges, as below	263,393	296,764	304,374	275,611	267,243
Less: Interest capitalized (including AFUDC)	(10,165)	(5,929)	(17,797)	(17,568)	(14,482)
Preferred dividend security requirements of
consolidated subsidiaries	(10,170)	(9,265)	(9,265)	(9,265)	(9,265)
Total earnings, as defined	$847,633	$799,141	$648,740	$610,212	$307,476

Fixed charges, as defined:
Interest on long-term debt (a)	$231,089	$224,712	$193,883	$162,841	$141,579
Interest on rate reduction bonds	20,573	36,524	50,231	61,580	74,242
Other interest (b)	(14,371)	12,401	25,031	15,824	22,375
Rental interest factor	5,767	7,933	8,167	8,533	5,300
Preferred dividend security requirements of
consolidated subsidiaries	10,170	9,265	9,265	9,265	9,265
Interest capitalized (including AFUDC)	10,165	5,929	17,797	17,568	14,482
Total fixed charges, as defined	$263,393	$296,764	$304,374	$275,611	$267,243

Ratio of Earnings to Fixed Charges	3.22	2.69	2.13	2.21	1.15

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2010, 2009, 2008 and 2007, other interest includes interest related to accounting for uncertain tax positions.